SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

OPTIBASE LTD.
(Name of Subject Company (Issuer))

THE CAPRI FAMILY FOUNDATION
SHLOMO (TOM) WYLER
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.65 PER SHARE
(Title of Class of Securities)

M7524R116
(CUSIP Number of Class of Securities)

Rouven Schwarz
The Capri Family Foundation
PH Venturi House, 49 Street, Bella Vista, Panama City, Republic of Panama
Telephone: +972-54-690-9224
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Boaz Noiman, Adv. Sharon Rosen, Adv. FISCHER (FBC & Co.) 146 Menachem Begin Street Tel Aviv 6492103, Israel Telephone: +972-3-694-4111	Andris Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Telephone: (212) 238-8698

CALCULATION OF FILING FEE
Transaction Valuation* $10,750,174.40	Amount of Filing Fee** $996.55
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 959,837 ordinary shares of Optibase Ltd. at a purchase price of $11.20 cash per share.
**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.00009270.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

X	Amount Previously Paid: $996.55 Form or Registration No.: SC TO-T	Filing Party: The Capri Family Foundation Shlomo (Tom) Wyler Date Filed: December 1, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (the “Bidder”), and Shlomo (Tom) Wyler, and relates to the offer by the Bidder to purchase 959,837 outstanding ordinary shares, nominal (par) value NIS 0.65 per share (the “Shares”), of Optibase Ltd. (“Optibase”), not already owned by the Bidder group, at $11.20 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated December 1, 2021 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which previously were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively to the Schedule TO (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Items set forth below.  The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of Schedule TO, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Amendments to Schedule TO Items 1 through 11 and Offer to Purchase

The Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The sixth question and answer in the Summary Term Sheet of the Offer to Purchase is hereby amended and replaced as follows:

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•
We are offering to pay $11.20 per Optibase Share, net to you (subject to withholding taxes, as applicable), in cash, without interest (the “Offer Price “). All shareholders tendering their Optibase Shares in the offer to the U.S. Depositary will be paid in United States dollars, and shareholders tendering their Optibase Shares in the offer to the Israeli Depositary will be paid in NIS based on the NIS/United States dollar exchange rate on the Expiration Date. See  “Introduction,” Section 9 - “Terms of the Offer; Expiration Date,” Section 10 - “Acceptance for Payment and Payment,” and, with respect to withholding taxes, Section 13 - “Material U.S. Federal Income Tax and Israeli Income Tax Consequences.”

2.	The seventeenth question and answer in the Summary Term Sheet of the Offer to Purchase is hereby amended and replaced as follows:

HAS OPTIBASE OR ITS BOARD OF DIRECTORS ADOPTED A POSITION ON THE OFFER?

•
Yes. On December 13, 2021, Optibase filed with the SEC an amendment to its Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the offer. In the Schedule 14D-9, as amended, Optibase stated that its board of directors expresses no opinion and remains neutral with respect to the offer.

3.	The second-to-last paragraph of the Introduction to the Offer to Purchase is hereby amended and replaced with the following:

On December 13, 2021, Optibase filed with the SEC an amendment to its Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the offer. In the Schedule 14D-9, as amended, Optibase stated that its board of directors expresses no opinion and remains neutral with respect to the offer. The Schedule 14D-9, as amended, is available on the SEC’s website at www.sec.gov and sets out the reasons, and other important background, for the position of the Optibase board with respect to the offer.

4.	The second-to-last paragraph of Section 2 of the Offer to Purchase is hereby amended and replaced with the following:

In reaching their conclusion as to fairness, the members of our bidder group considered Optibase as a viable going concern and estimated the value of Optibase as a going concern. The members of our bidder group did not consider the liquidation value or net book value of Optibase. The liquidation value was not considered because Optibase is a viable going concern and the bidder group has no plans to liquidate Optibase. Therefore, each member of our bidder group believes that the liquidation value of Optibase is irrelevant to a determination as to whether the offer is fair to unaffiliated holders. Further, the members of our bidder group did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a material indicator of the value of Optibase as a going concern but rather is indicative of historical costs.

5.	The fifth paragraph of Section 3 of the Offer to Purchase is hereby amended and replaced with the following:

Effects of the Offer. The total shareholders’ equity, or net book value, of Optibase was $83.7 million as of September 30, 2021.  The net income, or net earnings, of Optibase was $0.7 million for the nine months ended September 30, 2021 and $9.4 million for the year ended December 31, 2020. If the offer is consummated, the interest of Capri in Optibase’s net book value and net earnings would increase to 100%, and Capri would be entitled to all benefits resulting from that interest, including all income generated by Optibase’s operations and any future increase in Optibase’s value. Former shareholders would thereafter have no opportunity to participate in the earnings and growth of Optibase and would not have any right to vote on corporate matters. Similarly, following consummation of the offer, Capri would also bear the entire risk of losses generated by Optibase’s operations and any decrease in the value of Optibase, and former shareholders would not face the risk of losses generated by Optibase’s operations or decline in the value of Optibase. In particular, former shareholders would not participate in any future earnings that may or may not occur if and when the COVID-19 pandemic ends and real estate markets recover from the adverse effects of the pandemic, and would not face the risk of losses should the pandemic instead continue or worsen.

6.	The seventh paragraph of Section 10 of the Offer to Purchase is hereby amended and replaced with the following:

Form of Payment. All shareholders tendering their Optibase Shares to the U.S. Depositary will be paid in U.S. dollars, and all shareholders tendering their Optibase Shares to the Israeli Depositary will be paid in NIS based on the NIS/U.S. dollar exchange rate on the Expiration Date.

7.	The portion of Section 8 of the Offer to Purchase under the subheading, “Summary of Financial Analysis” is hereby amended and replaced with the following:

Summary of Financial Analysis

In connection with its fairness opinion, MNS Consulting performed a variety of financial analyses. The following summary, however, does not purport to be a complete description of the financial analyses performed by MNS Consulting. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 31, 2021 and is not necessarily indicative of current market conditions. The financial analyses undertaken by MNS Consulting have been with respect to a proposed purchase of a minority interest. The transaction premium in a “change of control” transaction might be significantly different.

MNS Consulting determined the fair value of Optibase by determining its net asset value. MNS Consulting determined the net asset value of Optibase by using the discounted cash flow method.

The principal assets of Optibase consist of three real estate properties in which Optibase is the sole or majority owner:

•
Optibase owns 51% of an office building complex in the outskirts of Geneva, Switzerland known as Centre des Technologies Nouvelles, or CTN complex. The CTN complex includes approximately 34,800 square meters of leasable space and, as of December 31, 2020, it was 92% occupied and generating $12.4 million of annualized rent.

•
Optibase is the sole owner of a commercial building in Rümlang, Switzerland, approximately 15 kilometers from Zurich. The Rümlang property has 12,500 square meters of rentable space with office, laboratory and retail uses and, as of December 31, 2020, it was 88% occupied and generating $2.0 million of annualized rent.

•
Optibase is the sole owner of 23 residential condominium units in Miami, Florida. (Optibase sold a 24th unit during 2021.) As of December 31, 2020, the Miami units were 54% occupied and generating $0.6 million of annualized rent.

For these three properties, MNS Consulting relied on the Property Valuations, each of which is briefly summarized below:

The Property Valuation for the CTN Complex, dated December 31, 2020, was prepared for Optibase by Wuest Partner AG using a discounted cash flow method. Wuest Partners determined the current market value of the CTN Complex as the total of all projected future net income (before interest, taxes, depreciation and amortization) discounted to present-day equivalents, with allowances for opportunities, market conditions and risks. Using this method, Wuest Partner estimated that the present value of projected net income of the CTN Complex, and thus the value of the CTN Complex, in which Optibase holds a 51% interest, was 141.0 million Swiss francs ($149 million).

The Property Valuation for the Rümlang property, dated April 1, 2020, also was prepared for Optibase by Wuest Partner using the same discounted cash flow method as for the CTN Complex. Using this method, Wuest Partner estimated that the present value of projected net income of the Rümlang property, and thus the value of the Rümlang property, was 25.0 million Swiss francs ($22.7 million).

The Property Valuation for the Miami condominium units consists of one appraisal report, prepared for Optibase by Florida House Appraisals, for each of the 24 units (of which one was sold during 2021), using a sales comparison method. For each unit, Florida House Appraisal identified and summarized three recent sales of a comparable unit. Using this method, Florida House Appraisals estimated that the total value of the 24 units was $27.0 million.

Optibase also is the minority holder in three additional real estate properties in Illinois, Pennsylvania and Texas:

•
Optibase owns 30% of a commercial building in Chicago, Illinois. MNS Consulting estimated the fair value of this stake by applying a discount rate of 6% to 2020 net operating income. The resulting asset value of the property was significantly less than liabilities on the property.  MNS Consulting therefore estimated the net value of the property as zero.

•
Optibase owns a 22% stake in Two Penn Center Plaza, a commercial building in Philadelphia, Pennsylvania. The principal lender on the property, Wells Fargo Commercial Mortgage Trust 2021-C59, included a valuation for this property in a free writing prospectus that it filed with the SEC on April 14, 2021 (Registration file number 333-226486-19). Based on this valuation, MNS Consulting estimated that the net value of Optibase’s holding in the property is approximately $14.1 million.

•
Optibase owns a 4% stake in Texas Shopping Centers, a portfolio of shopping centers in and around Houston, Dallas, and San Antonio, Texas. Optibase furnished to MNS Consulting the financial statements of Texas Shopping Centers, which state the fair value of the portfolio, of which $5.5 million is attributed to Optibase.

Optibase has deferred tax liabilities (which it generally must pay) and loss carry-forwards (which may reduce its tax liabilities). MNS Consulting considered these deferred taxes and loss carry-forwards as part of its valuation of Optibase.

MNS Consulting also determined, as a liability, the terminal value of the general and administrative expenses of Optibase by applying a discount rate of 4.5% to expenses recorded in 2020 and the first six months of 2021. MNS Consulting estimated the fair value of this liability, net of the associated tax benefit, as $ 46.8 million, and subtracted this amount as part of its valuation of Optibase.

MNS Consulting considered the market capitalization of Optibase at various dates during 2021 and concluded that the market capitalization of Optibase during this period was consistent with the net asset value of Optibase as calculated by MNS Consulting.

Based on the foregoing, MNS Consulting determined that the fair value of all of the equity of Optibase is approximately $58 million, or approximately $11.12 per Optibase Share, and therefore that the Offer Price of $11.20 per Optibase Share is fair, from a financial point view, to the holders of Optibase Shares who are not affiliated with Optibase.

8.
The portion of Section 11 of the Offer to Purchase under the subheading, “Tenders to Israel Brokerage & Investments, I.B.I. Ltd., our Israeli Depositary” is hereby amended and replaced with the following:

Tenders to Israel Brokerage & Investments, I.B.I. Ltd., our Israeli Depositary

Eligibility; Who May Tender to the Israeli Depositary. Shareholders who are Unlisted Holders should tender their Optibase Shares to the Israeli Depositary.  All other shareholders should tender to the U.S. Depositary, as described above.

Valid Tender. In order for an Unlisted Holder to validly tender Optibase Shares in the offer to the Israeli Depositary, such Unlisted Holder must notify the Israeli Depositary, via the TASE member with which its securities deposit is managed, of its tender by delivery of an Acceptance Notice of an Unlisted Holder to the TASE member, duly signed by the Unlisted Holder or its duly authorized attorney-in-fact.

An Acceptance Notice of an Unlisted Holder must be submitted to a TASE member with which the securities deposit of the Unlisted Holder is being managed, on an Israeli business day, generally between the hours of 9:00 a.m. and 5:00 p.m., Israel time (2:00 a.m. and 10:00 a.m., New York time), during the offer period. We recommend that you check at what time you may submit the Acceptance Notice with the TASE member with which your securities deposit is managed.

Each of the TASE members is required to deliver to the Israeli Depositary, at its address set forth on the back cover of this offer to purchase, by 6:00 p.m. Israel time (11:00 a.m. New York time) on the Expiration Date, one Acceptance Notice of TASE Member, representing all Acceptance Notices delivered to such TASE member by any Unlisted Holder.

If the conditions of the offer are satisfied or, subject to applicable law, waived by us, the purchase price for the Optibase Shares validly tendered pursuant to the offer and accepted by us for payment will be transferred to the Unlisted Holder by the Israeli Depositary promptly following the Expiration Date, by crediting within four U.S. business days following the Expiration Date the Unlisted Holder's bank account according to the particulars given to the Israeli Depositary through the relevant TASE member.

If any condition to the offer is not satisfied prior to the Expiration Date and not waived by us, or if we withdraw the offer, we will promptly return all the Acceptance Notices to the TASE members (and through them, to the Unlisted Holders) via the Israeli Depositary.

The valid tender of Optibase Shares pursuant to the applicable procedure described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the offer.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by replacing the following exhibit:

NO.	DESCRIPTION
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israel Securities Authority.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

THE CAPRI FAMILY FOUNDATION By: /s/ Andreas Kothgasser Name: Andreas Kothgasser Title: Trustee
/s/ S.T. Wyler Shlomo (Tom) Wyler
Dated:  December 14, 2021